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                              January 5, 2023

       Wai Hing Lai
       Chief Financial Officer
       Ajia Innogroup Holdings, Ltd.
       187 E. Warm Springs Road, Suite B307
       Las Vegas, Nevada 89119

                                                        Re: Ajia Innogroup
Holdings, Ltd.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Form 10-K for
Fiscal Year Ended June 30, 2021
                                                            Response Dated
November 10, 2022
                                                            File No. 333-206450

       Dear Wai Hing Lai:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed October 13, 2022

       General

   1. We note your response to comment 1 discussing restrictions related to your PRC
                                                        Subsidiaries    ability
to pay dividends and discussing transactions that involved the transfer of cash. However, your
disclosure does not reflect restrictions on you (or your Hong Kong
                                                        subsidiary   s) ability
to transfer cash or distribute earnings to the parent company and U.S.
                                                        investors, along with
the basis for this conclusion including how your experience validates such conclusions.
Please revise to address such restrictions and provide cross-references to the consolidated
financial statements.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wai Hing Lai
Ajia Innogroup Holdings, Ltd.
January 5, 2023
Page 2

       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,
FirstName LastNameWai Hing Lai
                                                       Division of Corporation
Finance
Comapany NameAjia Innogroup Holdings, Ltd.
                                                       Office of Trade &
Services
January 5, 2023 Page 2
cc:       Jessica M. Lockett, Esq.
FirstName LastName